UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   _  )*

SINGLE TOUCH SYSTEMS INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

82932T 10 7
(CUSIP Number)

September 24, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82932T 10 7	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY) Daniel L. Harrington and Jill Harrington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Single Touch Systems Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2235 Encinitas Blvd., Suite 210
Encinitas, California 92024

Item 2(a).	Name of Person Filing:

Daniel L. Harrington and Jill Harrington

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 1931
Rancho Santa Fe, California 92067

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

$0.001 par value Common Stock

Item 2(e).	CUSIP Number:

82932T 10 7

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

8,000,000 (1)

(b)	Percent of Class: 6.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 8,000,000 (1)
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 8,000,000 (1)
(iv)	shared power to dispose or to direct the disposition of: 0

* Includes shares owned by a revocable living trust for the benefit of the reporting person.

Page 3 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under the terms of that certain Agreement for Satisfaction of Judgment, as amended (the “Agreement”), between the Reporting Persons and Anthony Macaluso, the Reporting Persons under certain conditions described in the Agreement may sell the shares that are the subject of this Report to satisfy a judgment in favor of the Reporting Persons against Mr. Macaluso in the principal amount of $3,000,000, together with costs in the amount of $22,564.45 and interest thereon at the rate of 10% per annum.  Mr. Macaluso has a right to return of the still unsold shares from the Reporting Persons upon his satisfaction of such judgment by means other than their sale of the shares and/or by application of the proceeds of the Reporting Persons’ sale of some of the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Explanatory Notes:

(1)    Pursuant to an Agreement for Satisfaction of Judgment between the Reporting Persons and Anthony Macaluso (the “Agreement”), Mr. Macaluso delivered to the Reporting Persons the 8,000,000 shares of common stock set forth in this Report which, prior to delivery, were held in Mr. Macaluso’s name.  The Reporting Persons have the current ability to sell such shares under certain conditions described in the Agreement, and Mr. Macaluso has a right to return of the still unsold shares from the Reporting Persons upon Mr. Macaluso’s satisfaction of a certain judgment by means other than the sale of the shares and/or by application of the proceeds of the Reporting Persons’ sale of some of the shares.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2010
Date

/s/ Daniel Harrington
Daniel Harrington

 Page 5 of 5 Pages